EXCLUSIVE APPAREL, INC.
6555 W. Gary Avenue
Las Vegas, Nevada 89139
Telephone (702) 242-9501

October 3, 2008

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Exclusive Apparel, Inc.
      Amended 10-KSB for December 31, 2007
      File Number 333-140305

To Whom It May Concern:

Exclusive Apparel, Inc., has attempted several revisions of its Form 10-KSB for the period ended December 31, 2007, based on comments received from the Securities and Exchange Commission.  With this correspondence we hope that the deficiencies in our filings will be remedied.  We propose the following amendment to address the concerns of the Commission:

“ITEM 8A.                                CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Securities and Exchange Commission defines the term “disclosure controls and procedures” to mean a company’s controls and other procedures of an issuer that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its chief executive and chief financial offers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  The Company maintains such a system of controls and procedures in an effort to ensure that all information which it is required to disclose in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC’s rules and forms and that information required to be disclosed is accumulated and communicated to chief executive and chief financial officers to allow timely decisions regarding disclosure.

October 03, 2008
SEC Correspondence Letter

As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer of the effectiveness of the design and operation of our disclosure controls and procedures.  The
Company inadvertently omitted management’s assessment of the Company’s internal controls and procedures.  The Company inadvertently omitted management’s assessment of the Company’s internal control over financial reporting in the original Form 10-KSB.  As a result, as of the date of this Amendment, management has concluded that the Company’s disclosure controls and procedures were ineffective as of December 31, 2007.  Management has subsequently implemented a control to ensure that management’s assessment of the Company’s internal control over financial reporting is properly included in future filings.

Evaluation of Internal Controls and Procedures.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2007, we carried out an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report on Form 10-KSB/A.”

Subject to review by the Commission of this correspondence, the Company is ready to make any and all additional changes to the Form 10-KSB/A which may be

October 03, 2008
SEC Correspondence Letter

necessary to satisfy the Commission.  We look forward to hearing back from the Commission regarding this proposed amendment.

Sincerely,

/S/ Sharon M. Lynch

Sharon M. Lynch
Chief Financial Officer